EXHIBIT 12.1

ALEXANDRIA REAL ESTATE EQUITIES, INC.

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED

CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

	Year Ended December 31, (a)

	2007		2006	2005	2004		2003

Income from continuing operations before minority interest	$88,831		$71,150	$57,179	$52,606		$41,026
Add: Interest expense	88,387		71,371	49,116	28,670		26,416
Subtract: Minority interest in income of subsidiaries which have not incurred fixed charges	(1,407)		(1,404)	(571)	—		—
Earnings available for fixed charges	$175,811		$141,117	$105,724	$81,276		$67,442

Combined fixed charges and preferred stock dividends:
Interest incurred	$145,067		$107,643	$77,695	$46,733		$40,647
Preferred stock dividends	12,020		16,090	16,090	12,595		8,898
Preferred stock redemption charge	2,799		—	—	1,876		—

Total combined fixed charges and preferred stock dividends	$159,886		$123,733	$93,785	$61,204		$49,545

Ratio of earnings to combined fixed charges and preferred stock dividends (b)	1.10	(c)	1.14	1.13	1.33	(c)	1.36

(a)	Amounts disclosed for prior periods have been reclassified to conform to the current year presentation related to discontinued operations.

(b)

For purposes of calculating the consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of earnings from continuing operations before income taxes and fixed charges less minority interest in income of subsidiaries which have not incurred fixed charges. Fixed charges consist of interest incurred (including amortization of deferred financing costs and capitalized interest) and preferred stock dividends.

(c)

Ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2007 and year ended December 31, 2004 include the effect of the preferred stock redemption charge pursuant to Emerging Issues Task Force Topic D-42. Excluding the impact of these charges, the ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2007 and year ended December 31, 2004 is 1.12 and 1.37, respectively.